Exhibit 17.1

March 3, 2011

Richard G. Newman

Chairman of the Board

AECOM Technology Corporation

555 S. Flower Street

Suite 3700

Los Angeles, CA 90071

Dear Mr. Newman,

It has been my pleasure to serve on the Board of Directors of AECOM Technology Corporation.  Effective following the 2011 Annual Meeting of Stockholders on March 3, 2011, I hereby resign my position as a Class II Director.  I wish AECOM continued success.

Sincerely,

/s/ Norman Y. Mineta

Norman Y. Mineta